

September 14, 2012

<u>Via E-mail</u>
Christine Hergenrother
Chief Financial Officer
Tegal Corporation
44 Montgomery Street, Suite 800
San Francisco, CA 94104-4811

     Re: **Tegal Corporation**
             Form 8-K
             Filed July 18, 2012
             File No. 1-35141

Dear Ms. Hergenrother:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Russell Mancuso

                             Russell Mancuso
                             Branch Chief

cc (via e-mail): William Davisson